EXHIBIT 4.1

CannaPharmaRx, Inc.

Suite 3600

888-3rd Street SW

Calgary, ALB T2P 5C5

March 17, 2025

Koze Investments, LLC

Amir Tal

Via Electronic Mail

Re: Allocation of Revenue from IMC Cannabis Transaction

This letter agreement (this “Letter Agreement”) will confirm our understanding with respect to certain matters relating to the allocation of revenue by CannaPharmaRx, Inc., and its subsidiaries (collectively the “Company”) with respect to the Amended and Restated Membership Interest Purchase Agreement (the “Purchase Agreement”) dated November 22, 2023 between the Company and Koze Investments, LLC and Amir Tal (collectively, the “Selling Members”). The Purchase Agreement contains in Section 2.05, an earn-out provision that, among other things, increases the amount of equity of the Company due to the Selling Members based upon revenue achieved by LTB Management, LLC (“LTB”) in the subsequent twenty-four months after the closing of the sale of the Membership Interests to the Company. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Purchase Agreement.

1. Earn-Out. The Company is in the process of entering an agreement with IMC Cannabis (the “Transaction”) whereby the Company through its subsidiary 2323414 Alberta Ltd. will provide product to IMC Cannabis (and any affiliated entity of IMC, collectively “IMC”) to sell in Europe and in Israel. As part of the Transaction, the Company will receive revenues as the result of purchase orders from IMC. The Company acknowledges that the Selling Members have sourced the Transaction and are providing valuable services (including potential financing) to the Company to complete the Transaction. The Company and Selling Members also acknowledge that due to government regulations, the Company will not be able to run the Transaction through LTB and instead will be required to run the Transaction through its other government-approved subsidiaries, depriving LTB from revenue due to it and the Selling Members revenue allocatable to the earn-out in the Purchase Agreement. Further, the Selling Members acknowledge that, but for the Company and its subsidiaries, the Selling Members and LTB would not be able to recognize any revenue from, or complete, the Transaction. As such, the Company and the Selling Members agree that the purchases derived by the Company or any of its subsidiaries via the Transaction shall be allocated toward the earn-out threshold in the Purchase Agreement as follows: a) a dollar-for- dollar allocation to LTB for purchases derived from the Transaction. For example purposes only, if the Company received $1,000,000 of purchases from the Transaction, $1,000,000 would be allocated toward LTB, meaning the total allocated to LTB earn-out from such purchases would be $1,000,000.

The Company shall segregate in a separate internal accounting, in a method acceptable to the Selling Member, the revenues derived or attributable to the Transaction and make such accounting available to the Selling Members upon reasonable request by the Selling Members.

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2. Company Representations. The Company hereby represents and warrants to the Selling Members, as of the date hereof, to the following:

(a) The Company is duly and validly organized and validly existing as a corporation under the laws of the State of Delaware and has all requisite power and authority under the Bylaws, its Articles of Incorporation and such laws to enter into and carry out the terms of the Purchase Agreement, this Letter Agreement, and any other agreement entered into in connection with the Transaction.

(b) The execution, delivery and performance by the Company in connection with the Purchase Agreement and this Letter Agreement are within the powers of the Company and have been authorized by all necessary action on behalf of the Company. The Purchase Agreement and this Letter Agreement are legal, valid and binding agreements of the Company and are enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

3. Miscellaneous; Governing Law.

(a) Execution and delivery of this Letter Agreement by and on behalf of the Company constitutes a representation that such signatory is authorized to execute and deliver this Letter Agreement. This Letter Agreement supplements the Purchase Agreement and is binding on and enforceable against the Company. In the event of a conflict between the provisions of this Letter Agreement and the Purchase Agreement, the provisions of this Letter Agreement shall control.

(b) This Letter Agreement may be executed in multiple counterparts which, taken together, shall constitute one and the same agreement. Delivery of an executed signature page of this Letter Agreement by facsimile or by electronic mail in portable document format (PDF) will be effective as delivery of a manually executed signature page hereto. This Letter Agreement may be amended only with the written consent of all of the parties hereto. The parties acknowledge and agree that no failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. Each provision of this Letter Agreement shall be considered severable and if for any reason any provision is determined by a court of competent jurisdiction to be invalid or unenforceable and contrary to the Act or existing or future applicable law, such invalidity or unenforceability shall not impair the operation of or affect those provisions of this Letter Agreement which are valid.

(c) This Letter Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware, without reference to its principles of conflict of laws.

[Signature page follows]

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If the foregoing is consistent with your understanding and is acceptable to you, please execute one copy of this Letter Agreement and return it to us.

Very truly yours,

CANNAPHARMARX, INC.

By:
Name: Constantine Nkafu
Title: Authorized Signer

AGREEDANDACCEPTED:

SELLING MEMBERS

Amir Tal, an individual

KOZE INVESTMENTS, LLC

By:
Name: Elliot Zemel
Title: Manager

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